Exhibit 99.1

Sound Group Inc. Receives NASDAQ Notice Related to Late Filing of Form 20-F

Singapore, May 21, 2024 (GLOBE NEWSWIRE) – Sound Group Inc. (“Sound Group” or the “Company”) (NASDAQ: SOGP), formerly known as LIZHI INC., a global audio-centric social and entertainment company, today announced that it has received a letter from the NASDAQ Stock Market, dated May 17, 2024 (the “Delinquency Letter”), notifying the Company that it is not in compliance with the requirements for continued listing set forth in NASDAQ Listing Rule 5250(c)(1) because it did not timely file its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”).

In accordance with NASDAQ Listing Rules, the Company has 60 calendar days from the date of the Delinquency Letter to submit a plan to regain compliance with NASDAQ Listing Rules (the “Compliance Plan”). If NASDAQ accepts the Compliance Plan, NASDAQ may grant the Company an extension until November 11, 2024 to regain compliance. The Company intends to submit the Compliance Plan within the prescribed 60-day period.

The Delinquency Letter has no immediate impact on the listing of the Company’s ordinary shares represented by American depositary shares on the Nasdaq Capital Market.

This announcement is made in compliance with NASDAQ Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Sound Group Inc. (formerly known as LIZHI INC.)

Sound Group Inc. is a global audio-centric social and entertainment company driven by a clear mission and vision: building the world’s largest audio platform to better connect and communicate. The Company is dedicated to shaping a future where audio not only bridges gaps but also amplifies human connection through the power of sound. Sound Group Inc. has been listed on Nasdaq since January 2020.

For more information, please visit: https://ir.soundgroupinc.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to the Company’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sound Group Inc.

IR Department

E-mail: ir@soundgroupinc.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

Brandi Piacente

Tel: +1-212-481-2050

E-mail: soundgroup@tpg-ir.com